EXHIBIT 99.4 - Warrant Exercise Solicitation Letter

PSB BancGroup Letter Head

Dear PSB BancGroup Shareholder:

Please read the following carefully and act in a timely manner. The warrants you hold on PSB BancGroup, Inc., the holding company for Peoples State Bank, will expire on September 9, 2002. We are writing to determine your intent in this matter. We hope that you intend to exercise your warrants. To do so, please complete the back of your warrant certificate and return it with the exercise price of $9.00 per share. However, if you do not intend to exercise your warrants, we have hired Kendrick, Pierce Securities, Inc. as our sales agent to arrange for investors to purchase and exercise the warrants prior to expiration. In order to transfer the ownership of the warrants, please sign and return the enclosed Warrant Deposit and Sales Form. If we identify a buyer for your warrants, you will receive $0.25 per warrant sold, distributed upon the closing of your sale of your warrants.

Please note, if you do not participate in this offer by either exercising or tendering your warrants prior to their expiration, you will forego the opportunity to purchase common stock at $9.00 per share and you will not receive any premium for your warrants.

The purpose of this offering is to raise additional capital in order to support our continued growth. PSB BancGroup, Inc. intends to downstream most of the proceeds to Peoples State Bank to fund its capital requirements.

If your shares are registered in the name of a broker-dealer, commercial bank, trust company or nominee (an eligible institution) as custodian for your IRA investment in PSB BancGroup, I urge you to sign and return the enclosed letter of transmittal authorizing the company to request such certificate(s) from the eligible institution.

We appreciate your efforts to assure the long-term success of PSB BancGroup and Peoples State Bank. We have elected this course of action in order that our shareholders receive some value in the event they are unable to pay the exercise price of their warrants. If you have any questions, please call (toll free) 866-254-2265 ext.205 and ask to speak to a representative about the PSB BancGroup offering.

Kindest Regards,

Robert W. Woodward
President